FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

DEVELOPMENT ON THE LEGAL CASE FILED BY SONERA HOLDING B.V.

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As we have announced on July 29, 2005, upon the request letter received on June 22, 2005 by Turkcell and the same dated declaration sent to Istanbul Stock Exchange by one of our shareholders Cukurova A.S. Holding, The Board of Directors has decided to allow Alfa Telecom Turkey Limited to conduct a due diligence in Turkcell Iletisim Hizmetleri A.S. and entitle the management of Turkcell Iletisim Hizmetleri A.S on June 23, 2005. In this respect, Alfa Telecom Limited Turkey started the financial and legal due diligence transactions on June 28, 2005 and relevant due diligence was completed on July 8, 2005.

As we have announced on July 29, 2005, according to the complaint dated July 1, 2005 and its attachment court record which’s notification was received by us on July 29, 2005, Sonera Holding B.V. filed a suit with the interim injunction demand against Turkcell in Beyoglu 2nd Commercial Court of First Instance for the purpose of the determining of the invalidity of the Board resolution dated June 23, 2005 which its contents mentioned above. The Beyoglu 2nd Commercial Court of First Instance resolved to reject the interim injunction demand with decision dated July 04, 2005 and the suit was pending.

Regarding the above mentioned case, Beyoglu 2nd Commercial Court informed us that it resolved to reject the case initiated by Sonera Holding B.V. due to the absence of legally protected interest.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Internal Control 24.02.2006, 18:00	Koray Ozturkler Investor Relations 24.02.2006, 18:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 24, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer